1801 California Street, Suite 5200 Denver, Colorado 80202

October 9, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Trust” or “Registrant”)

Form N-14 / File No. 333-248575

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on September 3, 2020 (Accession Number: 0001193125-20-238892), relating to the proposed reorganization (the “Reorganization”) of Transamerica WMC US Growth II VP (“Target Portfolio”) into Transamerica S&P 500 Index VP (“Destination Portfolio”). The Target Portfolio and Destination Portfolio, both series of the Trust, are sometimes referred to herein as a “Portfolio.”

Below are the Staff’s comments, which were conveyed to the Registrant on September 21, 2020 and September 24, 2020, and the Registrant’s responses thereto.

1.	Comment: Please provide clear directions as to the logistical details of how the policyowners can attend the virtual meeting and also the procedures for voting shares at the meeting.

Response: The Registrant has made changes to the disclosure consistent with the Staff’s comment.

2.

Comment: The Staff notes that, as there is no change to the Destination Portfolio’s fundamental investment policy regarding concentration, please delete the reference to the approval of such policy in both the Notice of Special Meeting, as well as the proxy card for the shareholder meeting. Alternatively, please supplementally explain the reasoning for including the approval of the fundamental policy.

Response: The Registrant notes that the approval of such policy was inadvertently included and the related references have been deleted.

3.	Comment: In the “Introduction” to the Combined Proxy Statement, please delete the following reference as it does not appear to apply to policyowners of the Trust:

“In order for beneficial owners of shares registered in the name of a broker, bank, or other nominee to attend, participate, and vote at the virtual Special Meeting, you must first obtain a legal proxy from the relevant broker, bank, or other nominee and then register your attendance ahead of the Special Meeting at attendameeting@astfinancial.com.”

Response: The Registrant has deleted the noted disclosure in response to the Staff’s comment.

4.

Comment: In the “Where to Get More Information” section, please confirm whether the Destination Portfolio’s prospectus was intentionally not incorporated by reference because all the relevant information is included in the Registration Statement.

Response: The Registrant confirms that the Destination Portfolio’s prospectus was intentionally not incorporated by reference because all of the relevant information is included in the Registration Statement.

5.	Comment: In the “Questions and Answers” section, please confirm whether the Destination Portfolio’s prospectus is being delivered with the proxy statement.

Response: The Registrant has made certain changes to clarify that the Destination Portfolio’s prospectus will not be delivered with the proxy statement.

6.	Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization” section, please explain in plain English what is meant by “…the Target Portfolio is sub-scale.”

Response: The Registrant has revised the relevant disclosure in response to the Staff’s comment.

7.

Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization” section, please disclose the impact of the Reorganization on both the gross and net expense ratios for the Target Portfolio. Please state the expiration date of the applicable expense limitation arrangement and note that expenses may increase after the expiration of such expense limitation.

Response: The Registrant has revised the relevant disclosure in response to the Staff’s comment.

8.	Comment: In the “How do the Target Portfolio and the Destination Portfolio compare? - Performance” section, please explain what is meant by the following sentence:

“The Target Portfolio has exhibited higher total risk (as measured by standard deviation) over those same periods.”

Response: The Registrant has made certain clarifying changes to the disclosure in response to the Staff’s comment.

9.

Comment: In the “How do the Target Portfolio and the Destination Portfolio compare? – Total Operating Expenses” section, please delete or explain the reason for including the following sentence as it appears to be duplicative disclosure:

“Following the Reorganization, the total expense ratio for the Destination Portfolio is also expected to be lower for Initial Class shares.”

Response: The Registrant has deleted the relevant disclosure.

10.	Comment: In the “How do the Target Portfolio and the Destination Portfolio compare? – Total Operating Expenses” section, please add the following sentence:

“Total operating expenses could go up for the Destination Portfolio after May 1, 2022.”

Response: In response to the Staff’s comment, the Registrant has added disclosure very similar to that proposed by the Staff.

11.

Comment: In the “Who Bears the Expenses Associated with the Reorganization?” section, please revise the disclosure to state that “The costs of the Reorganization will be borne by TAM.” Additionally, if there are Reorganization costs that will not be borne by TAM, please specify that information.

Response: The Registrant has made changes to the disclosure consistent with the Staff’s comment.

12.

Comment: In the “What are the Federal Income Tax Consequences of the Reorganization?” and “Tax Status of the Reorganization” sections, the Staff notes that the Registrant should file an opinion of counsel supporting the tax matters discussed in the Registration Statement with respect to the Target Portfolio’s policyowners.

Response: The Registrant has considered Section III of Staff Legal Bulletin No. 19 on Legality and Tax Opinions in Registered Offerings dated October 14, 2011 (“Bulletin 19”) and believes that a tax opinion is not required for the proposed taxable Reorganization transaction. More specifically, Section III(A)(II) of Bulletin 19 provides that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required. In such cases, while the registrant must provide accurate and complete disclosure concerning the tax consequences to investors, it does not have to expertize the disclosure by providing an opinion of counsel or accountant.” The Registrant believes that requiring a tax opinion in the present case would be inconsistent with the views expressed in Bulletin 19. The Registrant further notes that, consistent with Bulletin 19, the Registrant has included in the Registration Statement disclosures concerning the anticipated tax consequences of the proposed taxable Reorganization transaction to investors. In addition, the Registrant notes that a tax opinion is not a condition, or other requirement, of the Agreement and Plan of Reorganization governing the transaction. It is also noted that the tax disclosure in the Registration Statement is consistent with the tax disclosure included in a registration statement filed on Form N-14 by the Registrant on August 14, 2019 and reviewed by the Staff (Accession Number: 0001193125-19-221186; a taxable reorganization of Transamerica Jennison Growth VP into Transamerica Morgan Stanley Capital Growth VP), and the Registrant did not draw a similar comment from the Staff on that filing.

13.	Comment: In the “Proposal I – Approval of Agreement and Plan of Reorganization – Summary” section, please revise the disclosure in the first paragraph, as follows:

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“For a discussion of the terms of the Agreement and Plan of Reorganization, please see the section entitled “Terms of the Agreement and Plan of Reorganization” ~~in the back of~~ later in this Proxy Statement/Prospectus, after the discussion of the Reorganization.

Response: The Registrant has made changes to the disclosure consistent with the Staff’s comment.

14.	Comment: Please confirm that “The Portfolios’ Fees and Expenses” section are current fees per Item 3a of Form N-1A.

Response: The Registrant so confirms.

15.	Comment: In the “Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table, please confirm that footnote (1) is relevant since 12b-1 fees are not currently charged.

Response: The Registrant confirms the relevance of the footnote.

16.	Comment: Please confirm that there will be no expense recapture of amounts previously waived for the Target Portfolio after the Reorganization.

Response: The Registrant so confirms.

17.

Comment: In the “Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table, please revise footnote (3) to reflect that contractual arrangements have been made with TAM through May 1, 2022 to waive fees and/or reimburse relevant portfolio operating expenses that exceed 0.14% for Initial Class shares.

Response: The Registrant notes that the extension of the expense limitation agreement through May 1, 2022 for the Destination Portfolio is subject to the closing of the Reorganization. The Registrant has added new footnote (4) to the fee table to make this more clear.

18.

Comment: Please confirm the estimated brokerage expenses expected to be incurred in connection with the repositioning of the combined Destination Portfolio. Additionally, please specify the per share cost for any revised estimate provided.

Response: The Registrant confirms the estimated brokerage expenses as contained in the Registration Statement.

19.	Comment: In the “Tax Status of the Reorganization” section, please clarify the intended timing that the Target Portfolio will declare and pay a dividend distribution.

Response: The Registrant has made certain clarifying changes to the disclosure in response to the Staff’s comment.

20.	Comment: Please revise the disclosure in “Part C – Item 17” to add disclosure regarding the undertaking to file a tax opinion immediately following the closing of the Reorganization.

Response: Please see the Registrant’s response to Comment 12 above.

Additional SEC Accounting comments conveyed to the Registrant on September 24, 2020:

21.

Comment: Please disclose all classes of both the Target Portfolio and the Destination Portfolio in the capitalization table, regardless of whether the share classes are participating in the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.

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